THOMPSON, ROSE & HICKEY, P.A.
Attorneys and Counselors at Law
1751 Old Pecos Trail, Suite I
Santa Fe, New Mexico 87505
Telephone: 505.988.2900 / Facsimile: 505.988.2901

                    John M. Hickey (ext.106; e-mail jhickey@trhpa.com)
                    Julia B. Rose  (ext. 102; e-mail rose@trhpa.com)
                    Charles W.N. Thompson, Jr. (ext.105; e-mail cwnt@trhpa.com) Daniel H. April (ext. 103; e-mail dan_april@trhpa.com)
--------------------------------------------------------------

                                            November 29, 2007

                                                    Via EDGAR Correspondence

Patricia Williams
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Thornburg Investment Trust
     Registration Number under the Securities Act of 1933:
       33-14905
     Registration Number under the Investment Company Act of 1940:
       811-05201

Dear Mrs. Williams:

     Yesterday at approximately 3:30 p.m. Eastern Standard Time, we filed post-effective amendment number 68 to the Registration Statement on Form N-1A of Thornburg Investment Trust (the "Trust"). While we intended that post-effective amendment no. 68 relate to each of the Trust's thirteen currently effective series, we also inadvertently made the filing applicable to Thornburg Strategic Income Fund (series number S000020097) by including that Fund on the EDGAR filing template. Thornburg Strategic Income Fund is currently in registration with the Commission and is the subject of post-effective amendment number 67 to the Trust's Registration Statement on Form N-1A, which we filed with the Commission on October 5, 2007. The prospectuses and statements of additional information applicable to Thornburg Strategic Income Fund were not included as part of yesterday's filing.

     We contacted the Commission's EDGAR Inquiry Line and were advised by the Commission staff to re-file post-effective amendment no. 68 without reference to Thornburg Strategic Income Fund, so that the amendment was applicable solely to the Trust's thirteen currently effective series. We made this re-filing yesterday at approximately 5:17 p.m. Eastern Standard Time.

     Please contact me or Charles Thompson with any questions. We appreciate your continuing assistance in this matter and apologize for any confusion.

                                               Sincerely,


                                               /s/ DANIEL H. APRIL
                                               ------------------------------
                                               Daniel H. April

File No.: 5787.002
DHA:ph
H:\public\Thornburg\EDGAR\correspondence\tit\Williams 11-29-07.doc